

建设以马来酸酐和氢气为原料

生产1,4—丁二醇、γ—丁内酯和四氢呋喃

总产量当量为55,000吨/年1,4—丁二醇生产装置

合同编号：09GBSDY26JIAZHOU

ZIBO JIAZHOU CHEMICAL INDUSTRY CO., LTD. 淄博嘉周化工有限公司

最终用户：淄博嘉周化工有限公司

卖　　方：DAVY工艺技术有限公司

中国 山东省淄博市

2009年2月16日

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预报合同号：340598

付汇预报号：373285

银行代码：370306000301

This Contract is signed in Beijing on 16 Day February Month 2009 by and among

本合同有以下各方于 2009 年 2 月 16 日在北京签署：

[Buyer's name – to be confirmed prior to Effective Contract] a corporation organised and existing under the laws of the People's Republic of China and having its principal place of business at [Buyer's address – to be confirmed prior to Effective Contract] (hereinafter called the "Buyer") as the procurement agent for and on behalf of Zibo Jiazhou Chemical Co., Ltd. . a corporation organised and existing under the laws of the People's Republic of China and having its principal place of business at No.1 Dianchang Road, Zhoucun District, Zibo City 255300, Shandong Province, P.R of China. (hereinafter called the "End User"), of the one part,

有限责任公司(买方的名称将在合同生效前确认)，位于(买方的地址将在合同生效前确认)（以下简称“买方”），作为法定地址在中国山东省淄博市周村区电厂路 1 号的淄博嘉周化工（以后简称“最终用户”）的采购代理，作为一方，

and

Davy Process Technology Limited, a company organized and existing under the laws of England and having its principal place of business at 10 Eastbourne Terrace, London, W2 6LG, England (hereinafter called the "Seller") of the other part.

DAVY 工艺技术有限公司，位于英国伦敦，其公司注册地在 10 Eastbourne Terrace, London, W2 6LG 以下简称卖方），作为另一方。

WHEREAS Buyer (who is the procurement agent of End User), and End User (who will be the owner of the Contract Plant to be licensed under this Contract and will, respectively, enjoy directly the rights and undertake the obligations of this Contract), desire to engage Seller to grant the Licence of Technology and Know-how and to supply the Technical Documentation, Contract Equipment, Contract Catalyst, Technical Service and Technical Training for a Contract Plant to manufacture Contract Products, up to a maximum of 55,000 (fifty five thousand) metric tons of BDO Equivalent, on an annual basis, as a combination of product butanediol (BDO), co-product tetrahydrofuran (THF) and co-product gamma-butyrolactone (GBL) from maleic anhydride, methanol and hydrogen in the BDO, THF and GBL plant to be built at Zibo City, Shandong Province, P.R. of China (hereinafter called "the Contract Plant") for End User;

鉴于买方，和最终用户（最终用户将是本合同项下合同装置的所有者，并将直接享有本合同的权利和义务），期望获得卖方的技术许可和专有技术，获得卖方提供的技术文件、合同设备、合同催化剂、技术服务和技术培训，在山东省淄博市建设一套以马来酸酐、甲醇和氢气为原料生产丁二醇和四氢呋喃和γ一丁内酯，丁二醇总产量当量（BDO 当量）为 55000 吨/年丁二醇的合同产品生产装置（以下简称“合同装置”）。

WHEREAS Seller, who possesses legally the Technology and Know-how, has the right to grant the Licence of Technology and Know-how and to supply the Technical Documentation, Contract Equipment, Contract Catalyst, Technical Service and Technical Training to Buyer as the procurement agent for End User who will construct the Contract Plant to manufacture Contract Products, a maximum of 55,000 (fifty five thousand) metric tons of BDO Equivalent on an annual basis as a combination of product butanediol and co-product tetrahydrofuran and co-product gamma-butyrolactone from maleic anhydride, methanol and hydrogen in the Contract Plant, does agree to such engagement upon and subject to the terms and conditions hereinafter appearing;

鉴于卖方合法地拥有建设以马来酸酐、甲醇和氢气为原料生产 1,4一丁二醇、γ一丁内酯和四氢呋喃，1,4一丁二醇总产量当量（BDO 当量）为 55000 吨/年的合同产品生产装置的技术和技术诀窍，有权提供上述技术许可和专有技术，有权提供技术文件、合同设备、合同催化剂、技术服务和技术培训，同意以下述条款和条件向最终用户提供上述全部内容，

NOW THEREFORE, Buyer and End User agree with Seller as follows:

因此，买方、最终用户和卖方同意如下条款：

**DEFINITIONS**

In addition to the terms defined elsewhere in the Contract, the following terms shall have the meanings given to them below:

| | |
|---|---|
| Acceptance | means the acceptance of the Contract Plant (except Contract Catalyst) by Buyer after signing the Certificate of Acceptance of Contract Plant by both parties in accordance with Articles 8.6, 8.7, 8.10 and 9.5 of the Contract subject to Article 8.11 of the Contract. |
| 验收 | 在合同第款和第 8.11 款的前提条件下，根据合同的第 8.6，8.7，8.10 和 9.5 款的规定，双方签署合同装置验收证书后，买方对合同装置（不包括合同催化剂）的接收。 |
| Agreement Date | means the date of signature of this Agreement by both Parties. |
| 合同日期 | 指的是双方签订合同之日。 |
| Air Courier | means UPS, EMS or DHL or an equal. |
| 航空快递 | 指 UPS、EMS、or DHL 和等同的航空快递。 |
| BDO Equivalent | means either 1.0 ton of product butanediol, or 0.955 ton of co-product gamma-butyrolactone, or 0.8 ton of co-product tetrahydrofuran or any combination thereof. |
| BDO 当量 | 指 1 吨的 BDO 产品,或者 0.955 吨的伽马丁内酯产品,或者 0.8 吨的 THF 产品,或者上述产品的任何一个组合。 |
| BDO Product | means butanediol produced and refined as a the principle product in the Contract Plant |
| | 指合同装置所生产和精制的丁二醇, 它是合同装置的主要产品 |
| Buyer | means [name – to be confirmed prior to Effective Contract], the procurement agent of End User and includes the legal successors and permitted assigns of Buyer. |
| 买方 | 有限责任公司(买方的名称将在合同生效前确认)，最终用户的采购代理，包括其合法的继承者和允许的转让者。 |
| Buyer's Bank | means [bank name and address – to be confirmed prior to Effective Contract]. |
| 买方银行 | 指 (银行的名称和地址将在合同生效前确认) |
| Certificate of Acceptance | means a certificate stating the acceptance by Buyer of the Contract Plant (except Contract Catalyst) signed by both parties in accordance with Articles 8.6, 8.7, 8.10 and 9.5 of the Contract subject to Article 8.11 of the Contract. |
| 验收证书 | 在合同第 8.11 款的前提条件下，根据合同 8.6、8.7, 8.10 和 9.5 款的规定，由双方签署的由最终用户签发的接受合同装置(不包括合同催化剂)的证明。 |
| Commissioning | means the initial operation by Buyer, in Seller's presence, of the Contract Plant with raw materials, chemicals and utilities. |

5

试车 指在卖方在场的情况下，由买方所进行的在装置中在加入原材料、化学品和公用工程条件下的初次运营。

**Contract** means the present agreement between Buyer as agent for End User on the one part and Seller on the other part and its Appendices hereto and any amendments thereto made in accordance with Article 14.4.

**合同** 指作为最终用户的代理的买方和卖方达成的协议及其附件和按 14.4 款所做的修改。

**Contract Catalyst** means the esterification, hydrogenation and polishing catalysts which are shown as being in Seller's supply in Appendix 4 to the Contract.

**合同催化剂** 指合同附件 4 卖方供货范围中所列酯化催化剂、加氢催化剂和精制催化剂。

**Contract Catalyst Life Guarantee** means for each Contract Catalyst, the life guarantee given in Section 8.2.2 of Appendix 8.

**合同催化剂寿命保证** 对每个合同催化剂，指附件 8 Sections 8.2.2.中给定的寿命保证。

**Contract Equipment** means R 6102 Reaction Column Internal Screens; and R 6401 Polishing Reactor Internal Distributors which are shown as being in Seller's scope of supply in Appendix 4 to the Contract.

**合同设备** 指合同附件 4 卖方供货范围中所列的 R 6102 反应塔内滤网.；和 R 6401 精制反应塔内件分布器设备。

**Contract Plant** means a single Contract Plant (referred to as the Plant in the Appendices to the Contract) to manufacture Contract Products, up to a combined maximum of 55,000 (fifty five thousand) metric tons of BDO Equivalent on an annual basis from maleic anhydride, methanol and hydrogen which is to be constructed at the Contract Plant Site at Zibo City, Shandong Province in the Peoples Republic of China using the Licence of Technology and Know-how, Technical Documentation, Contract Equipment and Contract Catalyst supplied by Seller under this Contract.

**合同装置** 指设计能力采用马来酸酐、甲醇和氢为原料生产能力为 55000 吨/年的 BDO 当量，采用卖方根据此合同而提供的专利技术，技术诀窍，和技术文件以及合同设备和合同催化剂，在位于中国山东省淄博市的厂址建设生产合同产品的专一的合同装置 (合同附件中称其为装置)。

**Contract Plant Site** means the land and place at Zibo City, Shandong Province, P.R. of China upon which the Contract Plant is to be constructed.

**合同装置现场** 指在山东省淄博市建设合同装置的土地和地方。

**Contract Product** means the product butanediol (BDO Product) and/or co-product gamma-butyrolactone (GBL Co-Product) and/or co-product tetrahydrofuran (THF Co-Product) to be produced by the Contract Plant

**合同产品** 指由合同装置生产的 1,4一丁二醇产品(BDO 产品) 和/或 伽马丁内酯副产品（GBL 副产品）和/或四氢呋喃副产品 (THF 副产品)。

**Detail Engineering Design** means the basic and detailed engineering to be undertaken by the Design Institute based on Seller's Technical Documentation.

**详细工程设计** 指设计院根据卖方的技术文件承担的基础和详细设计。

6

| | |
|---|---|
| Design Institute | means Hualu Engineering & Technology Co., Ltd., selected by End User. |
| 设计院 | 指是由最终用户选择的华陆工程科技有限责任公司。 |
| Effective Date | means the date when this Contract shall become effective as specified in Chapter 14 of the Contract. |
| 生效日期 | 指根据合同第 14 章本合同应生效的日期。 |
| End User | means Zibo Jiazhou Chemical Co. Ltd., and includes the legal successors and permitted assigns of End User. |
| 最终用户 | 淄博嘉周化工有限公司，及其合法的继承者和得到允许的其所指派的使用者。 |
| Erection | means the work of erection including assembling, connecting and placing the parts in their positions by Buyer according to the design drawings of the Contract Equipment and Contract Plant. |
| 安装 | 指安装工作，包括：组装、连接和根据合同设备和合同装置的设计图将部件放入适当的位置。 |
| GBL Co-Product | means gamma butyrolactone produced and refined as a co-product in the Contract Plant |
| | 指合同装置所生产和精制的伽马丁内酯，它是合同装置的副产品 |
| Letter of Credit | means an irrevocable letter of credit to be opened by Buyer in accordance with Article 3.7. |
| 信用证 | 指买方按照 3.7 条款开立的不可撤消的信用证。 |
| Liability | means any legally recognised liability (including one which may be created or enacted after the Effective Date) under any applicable legal system including liability based on contract, tort (including negligence), quasi contract, or misrepresentation, strict liability, breach of statutory duty or civil code, or doctrines of good faith and fair dealing. |
| 责任 | 指任何适用的法律制度下任何法律上认可的责任（包括"生效日期"之后可能产生或颁布的责任），包括依据合同、民事侵权行为（包括疏忽）、类似合同、理解错误、严谨的责任、违反法律责任、或违背诺言和公平交易的责任 |
| Licence of Technology and Know-how | means the grant of a licence under Seller's patents and know-how to use the Licensed Technology relating to the Licensed Process to manufacture Contract Product in the Contract Plant, the terms of which grant are set forth in Article 10.1. |
| 技术和诀窍许可 | 指根据卖方的专利和诀窍授权使用许可技术的许可，该许可技术与许可工艺相关，用于生产合同装置的合同产品，许可授权的条款见第 10.1 款的规定 |
| Licensed Process | means the process described in Appendix 1 to the Contract. |
| 许可工艺 | 指合同附件 1 中描述的工艺。 |
| Licensed Technology | means Seller's technical information and know-how which is necessary to manufacture Contract Product in the Contract Plant using the Licensed Proc |

| | |
|---|---|
| Liquidated Damages | means agreed and liquidated damages. |
| 违约罚金 | 指同意的违约罚金。 |
| Performance Guarantees | means the guarantees of the performance of the Licensed Process in the Contract Plant as set forth in Appendix 8. |
| 性能保证值 | 指附件 8 中规定的合同装置中许可工艺的性能保证值。 |
| Performance Test | means the tests conducted by Buyer, in Seller's presence, for demonstrating the various guarantee figures (except Contract Catalyst) as specified in Appendix 8 to the Contract. |
| 性能测试 | 指在卖方在场的情况下，由买方实施的为检验合同附件 8 中所规定的各种保证值（不包括合同催化剂）而进行的测试。 |
| Pre-Commissioning | means the preparation by Buyer of the Contract Plant for Commissioning including loading, in Seller's presence, of Contract Catalysts. |
| 预试车 | 指在卖方在场的情况下，由买方所进行的合同装置的试车准备，包括装载合同催化剂等。 |
| Process Design Package | means the package of Technical Documentation produced by Seller in accordance with Appendix 6 to the Contract |
| 工艺设计包 | 指卖方根据合同附件 6 提供的技术文件包。 |
| Seller | means Davy Process Technology Limited registered under English law and includes the legal successors and permitted assigns of Seller. |
| 卖方 | 根据英国法律注册的 DAVY 工艺技术有限公司，包括其合法的继承者和允许的转让者。 |
| Seller's Bank | means Lloyds TSB Plc. or Barclays Bank Plc. City Branch, London, England. |
| 卖方银行 | 指伦敦的 Lloyds TSB Plc., 或 Barclays Bank Plc , City Branch, London, England。 |
| Technical Documentation | means the technical documentation which is shown as being in Seller's scope of supply in Appendix 6 to the Contract. |
| 技术文件 | 指合同附件 6 卖方供货范围中所列技术文件。 |
| Test Run | means clean-out, blow-wash, insulation test on various electrical equipment, pre-calibration of instruments, test-run of both individual machine and machines in groups with feed of air, water, nitrogen and steam to be conducted by Buyer after completion of Erection in order to ascertain the mechanical performance of the Contract Plant prior to Commissioning. |
| 调试 | 指安装完成后，为保证合同装置的机械性能，在试车前进行的清洁、吹扫、对各种电气设备的保温测试、对仪表的预标定、对单机及机组通气、水、氮气和蒸汽的调试。 |

| | |
|---|---|
| 技术服务 | 指卖方在中华人民共和国提供的技术服务，并与合同装置的工程设计、工程审核的建议和指导、预试车、试车和性能测试相关。 |
| Technical Training | means the technical training rendered by Seller at its facilities in England related to the Licensed Technology and its use in the Contract Plant. |
| 技术培训 | 指卖方在其英国的设施中提供的与合同装置的许可技术和使用相关的技术培训 |
| THF Co-Product | means tetrahydrofuran produced and refined as a co-product in the Contract Plant |
| | 指合同装置所生产和精制的四氢呋喃，它是合同装置的副产品 |

1.1 Seller agrees to grant Buyer and Buyer agrees to accept from Seller in consideration of the fees referred to in Article 2.1.1 the Licence of Technology and Know-how as more expressly detailed in Chapter 10 to use the Licensed Process only within the Contract Plant to manufacture Contract Products up to a maximum of 55,000 (fifty five thousand) metric tons of BDO Equivalent from maleic anhydride, methanol and hydrogen on an annual basis (with an annual operating time of 7,200 hours per annum) in the Contract Plant. The process description of the Contract Plant is as per Appendix 1 to the Contract.

卖方以合同条款 2.1.1 所列的价格，同意授予买方技术许可和在第 10 章中详细描述的决窍并仅使用合同装置中的许可工艺生产最多 55000 吨/年 BDO 当量合同产品，买方同意从卖方获取此技术许可和诀窍（年操作时间为 7200 小时）。合同装置的工艺描述如合同附件 1 所述。

1.2 Buyer agrees to buy/accept from Seller and Seller agrees to sell/supply to Buyer:

a. The Contract Equipment and Contract Catalyst shown as being in Seller's supply in Appendix 4 of the Contract in consideration of the Fees referred to in Article 2.1.2;

b. The Technical Documentation, Technical Services and Technical Training shown as being in Seller's supply in Appendix 6 of the Contract in consideration of the Fees referred to in Article 2.1.3, 2.1.4, 2.1.5.

买方同意从卖方处购买/接受，卖方同意销售/提供给买方：

a 卖方以合同条款 2.1.2 所列的价格，向买方提供合同附件 4 中卖方供货范围中的合同设备和合同催化剂；

b 卖方以合同条款 2.1.3, 2.1.4, 2.1.5 所列的价格，向买方提供合同附件 6 中卖方供货范围中所列技术文件和技术服务及技术培训；

1.3 The Performance Guarantees of the Contract Plant are stipulated in Appendix 8 to the Contract.

合同装置的性能保证和保证值如合同附件 8 所规定。

1.4 Except as described under Technical Appendix 4.2.2 there is no requirement for spare parts for Contract Equipment and none are to be provided under the Contract.

除了技术附件 4.2.2 中描述的情况以外，本合同下，合同设备不需要也不配备备件。

1.5 In accordance with the design basis and design principles stipulated in Appendices 2 and 3 to the Contract, Seller shall be responsible for making the Process Design Package and shall supply the Technical Documentation as per Appendix 6 to the Contract.

根据合同附件 2 和附件 3 的设计基础和设计原则，卖方负责编制工艺设计包、基础工程设计，并根据合同附件 6 提供技术文件。

1.6 Buyer shall be responsible for the Detail Engineering Design based on and consistent with Seller's Technical Documentation taking into account local design conditions and Seller's requirements.

买方应依据卖方的技术文件负责详细工程设计，与卖方的技术文件一致，并考虑根据当地的设计条件和卖方的要求，

Seller shall dispatch his experienced, healthy and competent technical personnel to the Design Institute during Detail Engineering Design and the Contract Plant Site during Erection, Test Run, Pre-Commissioning, Commissioning and Performance Test of the Contract Plant, to provide various Technical Services. The number of personnel, the duration of staying in China and the extent of Technical Service and treatment conditions are shown in Appendix 9 to the Contract. Seller's personnel shall include those of its sub-contractors or vendors as appropriate.

在详细工程设计期间和合同装置安装、调试、预试车、试车和性能测试期间，卖方应向设计院和合同装置现场派出其有经验的、健康的和有能力的技术人员，以提供各种技术服务。人数、在中国的停留时间和技术服务的范围及待遇参见合同附件9。卖方人员应包括其分包商或供货商的人员。

**1.8**  Seller shall be responsible for the Technical Training of the technical personnel dispatched by Buyer in plant operation at Seller's office in London. The number of personnel, training location, duration and the extent of training and treatment conditions are shown in Appendix 10 to the Contract.

卖方负责买方派出的装置操作技术人员在伦敦卖方办公室的装置操作培训。人数、培训地点、培训期限和培训范围及待遇参见合同附件10。

**1.9**  Within three (3) years after Acceptance of the Contract Plant, in order to have a long-term, normal and steady operation of the Contract Plant and if so required by Buyer, Seller shall dispatch his competent and healthy technical personnel to the Contract Plant to provide consultancy services for the technical matters such as trouble-shooting, operating technique, application of technical improvements into the Contract Plant, and shall answer the various technical questions raised by Buyer.

The extent, duration, cost and expense and other terms for Seller's technical personnel shall be agreed upon by both parties prior to dispatch of Seller's personnel. If the consultancy services are required to resolve a problem and the problem arises due to Seller's fault then Seller shall bear its own costs but if the fault is due to Buyer then Buyer shall reimburse Seller's costs.

在合同装置验收后的3年内，为了获得合同装置的长期、正常和稳定操作，在买方要求下，卖方将向合同装置派出其合格健康的技术人员提供技术方面的咨询服务，如维修、操作技巧、在合同装置上实施技术改进，并且应当回答买方提出的各种技术问题。

在卖方的技术人员被派遣前，买卖双方应就被派遣的卖方的技术人员的工作范围，停留期限，成本和费用和其他条款达成一致。当该咨询服务是为了解决装置的问题时，如果该问题是由于卖方的过错而导致的，则由卖方自行承担其费用。但如果该问题是由于买方的原因而导致的，则由买方承担卖方的费用。

**1.10**  Within three (3) years after Acceptance of the Contract Plant, Seller is obliged whenever possible to supply Buyer supplemental equipment and materials required by Buyer subject to availability and terms being agreed between Buyer and Seller.

在合同装置被接收后的3年内，在任何可能的时候卖方有义务按双方同意的条款和可获得性提供买方所需要的补充设备和材料。

**2.1** In consideration of the payments to be made by Buyer to Seller as hereinafter mentioned, Seller hereby covenants with Buyer to provide Licence of Technology and Know-how, Technical Documentation, Contract Equipment, Contract Catalyst, Technical Service and Technical Training, and services to remedy defects therein, to Buyer as the procurement agent for End User who will construct the Contract Plant to manufacture Contract Products, on an annual basis, up to a maximum of 55,000 (fifty five thousand) metric tons of BDO Equivalent from maleic anhydride, methanol and hydrogen. The total Contract Price for the Licence of Technology and Know-how, Technical Documentation, Contract Equipment, Contract Catalyst, Technical Service and Technical Training of the Contract Plant to be supplied by Seller as stipulated in Chapter 1 of the Contract amounts to:

Euro 16,650,000 (Sixteen Million Six Hundred and Fifty Thousand)

The breakdown prices of the above-mentioned total Contract price are as follows:

考虑到买方将按以下所述向卖方付款，卖方在此承诺向买方提供技术许可和决窍、技术文件、合同设备、合同催化剂、技术服务及技术培训、和修补缺陷的服务。最终用户利用卖方提供的上述内容建设合同装置以生产最多 55000 吨/年 BDO 当量的合同产品。对于由卖方按合同第 1 章的规定而提供的技术许可和决窍、技术文件、合同设备、合同催化剂、技术服务及技术培训，其合同总价为：

欧元 16,650,000 (欧元壹千陆佰陆拾伍万元正)

其分项价如下：

**2.1.1** Fee for Licence of Technology and Know-how, viz: Euro 7,700,000 (seven million seven hundred thousand)

许可和决窍费为：欧元 7,700,000

**2.1.2** Fee for Contract Equipment and Contract Catalyst: viz: Euro 4,750,000 (four million seven hundred and fifty thousand)

a. Fee for Contract Equipment, viz: Euro 650,000 (six hundred and fifty thousand)

b. Fee for Contract Catalyst, viz: Euro 4,100,000 (four million one hundred thousand)

The itemized price list of the Contract Equipment and Contract Catalyst price is shown in Appendix 15 of the Contract.

合同设备和催化剂的费用为：欧元 4,750,000

a. 合同设备的费用为：欧元 650,000

b. 合同催化剂的费用为：欧元 4,100,000

**2.1.3** Fee for Technical Documentation, viz: Euro 3,600,000 (three million six hundred thousand)

a. Fee for Technical Documentation related to process design package viz: Euro 2,900,0 (two million nine hundred thousand)

b. Fee for Technical Documentation related to basic engineering of the equipment viz: E 700,000 (seven hundred thousand)

技术文件的费用为：欧元3,600,000

a.　与工艺设计包有关的技术文件费用为：欧元2,900,000

b.　与设备的基础设计有关的技术文件费用为：欧元700,000

2.1.4 Fee for Technical Service, viz: Euro 471,240 (four hundred and seventy one thousand two hundred and forty)

技术服务的费用为：欧元471,240

2.1.5 Fee for Technical Training, viz: Euro 128,760 (one hundred and twenty eight thousand seven hundred and sixty) Note this fee is for two (2) weeks of technical training in England only

技术培训的费用为：欧元128,760　该费用为在英国两周技术培训的费用

2.2 The total Contract price is a firm and fixed price, except as provided for in Article 3.4. The Fee for Technical Service specified in Article 2.1.4 hereof is based on the diem rate of: Euro 660 (say Euro six hundred and sixty thousand) per calendar day in accordance with Appendix 9 to the Contract and shall apply to all visits by Seller's engineers to China and any additional engineering undertaken in the UK by Seller, at Buyer's request, which is beyond Seller's scope of work under this Contract in accordance with Article 6.7.

除合同条款3.4的规定外，合同总价为固定价。2.1.4款中的技术服务的费用是根据合同附件9，按日历天数的人工费每日欧元660来定的，并且应当适用于卖方所有赴中国的工程技术人员以及卖方应买方的要求在英国国内根据合同条款 6.7 而进行的超出卖方工作范围的额外工程设计工作。

2.3 The above-mentioned Fee for Contract Equipment and Contract Catalyst as per Article 2.1.2 hereof is CIF, [port], China (Incoterms 2000) and includes the spare parts (if any) referred to in Appendix 4. The price also includes sturdy packing suitable for ocean and inland transportation, frequent loading, unloading and numerous handling and six (6) months storage at site as detailed in Chapter 4 of the Contract.

以上2.1.2款的合同设备和合同催化剂的费用是CIF中国一海港(Incoterms 2000)，包括附件4所述的备件（如有）。价格包括适于海洋和内陆运输、频繁装卸和多次搬运及6个月现场存储的完全包装。详见合同第4章。

2.4 The above-mentioned Fee for Technical Documentation as per Article 2.1.3 hereof is for delivery to End User's [city] office by Air Courier service. Seller shall pay the freight charges and Buyer shall pay any costs incurred in clearing the documents in China including any duty payable.

如上2.1.3款提到的技术文件的费用是指空运快递到买方的最终用户　办公室　的费用。卖方应当支付运费，买方应当支付在中国的资料清关费包括任何应付关税。

2.5 Unless otherwise specified in the Contract, expenses including international air tickets, lodging and boarding, and medical care for Buyer to dispatch personnel to and maintain them at Seller's offices in performing the Contract, for example for the Process Design Liaison Meeting and Technical Training at Seller's office, shall be borne by Buyer.

除非合同中另有规定，在合同执行过程中，买方承担买方派遣的技术人员的费用（包括国际旅行机票、宿膳费、医疗费等），例如在卖方办公室进行的工艺设计联络会和技术培训。

3.1 All payments either by Buyer [illegible] Euro by direct payment in telegraphic transfer except where the Contract requires pay[illegible] made by Letter of Credit. Payments by Buyer to Seller shall be effected through Buyer's bank to Seller's bank and payments by Seller to Buyer shall be effected through Seller's Bank to Buyer's Bank.

本合同下，不论是买方向卖方或是卖方向买方的付款(本合同项下的价格以欧元计)，除合同规定通过信用证方式支付的款项外，都应当采用 T/T 直接付款方式支付。买方向卖方的付款应当通过买方的银行支付给卖方的银行，卖方向买方的付款应当通过卖方的银行支付给买方的银行。

3.2 The Fee for Licence of Technology and Know-how and Technical Documentation, (the "Software Fee"), as per Articles 2.1.1 and 2.1.3 of the Contract, viz: Euro 11,300,000 (eleven million three hundred thousand) shall be paid by Buyer to Seller according to the schedule, terms and proportions given below in Articles 3.2.1 to 3.2.6.

The Fee for Technical Service shall be paid by Buyer to Seller according to Article 3.4. The Fee for Technical Training as per Article 2.1.5 of the Contract shall be paid by Buyer to Seller according to Article 3.2.7.

根据合同条款 2. 1. 1、2. 1. 3 技术许可和诀窍费、技术文件费以后简称"软件费")，即欧元 11,300,000，应当按照合同条款 3.2.1 — 3.2.6 的进度和付款方式支付给卖方

额外的技术服务费，应当按照合同条款 3.4 支付给卖方，合同条款 2.1.5 的技术培训费，应当按照合同条款 3.2.7 的进度和付款方式支付给卖方

3.2.1 Twenty percent (20%) of the Software Fee, viz: Euro 2,260,000 amount (two million two hundred and sixty thousand), shall be paid by Buyer to Seller by telegraphic transfer after the Agreement Date of the Contract and within twenty (20) days after Buyer has received the following documents from Buyer's Bank submitted by Seller and which are in order:

a. Export licence issued by the relevant authorities of Seller's country, authorising him to export the Licence of Technology and Know-how and Technical Documentation or a certificate issued by Seller stating that such export licence is not necessary.

b. Three (3) originals and two (2) copies of signed pro forma invoice issued by Seller covering the total value of the Contract.

c. Three (3) originals and two (2) copies of signed commercial invoice.

d. One (1) signed original of sight draft in duplicate.

20%的软件费，即欧元 2,260,000，在合同生效后，并且在买方接到卖方提供的如下完整资料的 20 天内，由买方支付给卖方：

a. 卖方国家的有关官方签发出口许可，允许其出口该技术许可及诀窍和技术文件或由卖方签发的证书，表明不需要这类出口许可。

b. 卖方出具的、包括合同总金额的的已签字的形式发票。共 3 份原件及 2 份副件

c. 签字的商业发票，共 3 份原件及 2 份副件。

3.2.2 Twenty percent (20%) of the Software Fee, viz: Euro 2,260,000 (two million two hundred and sixty thousand), shall be paid by Buyer to Seller through the Letter of Credit upon delivery by Seller of Phase 1 of the Technical Documentation (as shown in Appendix 6.6.1) in accordance with Appendix 6 to the Contract and within twenty (20) days after Buyer has received the following documents from Buyer's bank submitted by Seller and which are in order:

a.   Two full sets of the Air Courier Consignment Receipts for Phase 1 of the Technical Documentation (as shown in Appendix 6.6.1).

b.   One (1) copy of the fax issued by Buyer (on Buyer's address headed paper) to Seller within ten (10) days after the date of arrival in China acknowledging the receipt of Phase 1 of the Technical Documentation. If such acknowledgement receipt is not issued by fax within said ten (10) days, then a copy of written confirmation from the Air Courier that the documents have been delivered shall be substituted unless Buyer has issued a notice under Article 4.13. If Buyer has issued said notice and Seller has replaced the Technical Documentation, this paragraph (b) shall apply to the replaced Technical Documentation.

c.   Three (3) originals and two (2) copies of signed commercial invoice.

d.   One (1) signed original of sight draft in duplicate.

e.   Three (3) originals and three (3) copies of signed packing list.

20%的软件费，即欧元 2,260,000。在卖方根据合同附件 6 提交第 1 阶段技术文件（工艺设计包，参见附件 6.6.1）后，并且在买方从银行收到卖方提交的如下完整资料后的 20 天内，由买方通过信用证支付给卖方：

a.   两套工艺设计包（第 1 阶段，参见附件 6.6.1）的空运快递收据。

b.   买方在技术文件到达中国后的 10 天内，向卖方出具的确认收到完整的第 1 阶段技术文件的传真 1 份。如果这种确认传真在 10 天内未出具，则由航空快递出具的 1 份交货书面确认书可以替代如上的传真确认，除非买方根据条款 4.13 向卖方提交了通知。如果买方提交了该通知，并且卖方又重新提交了技术文件，该段应适用于重新提交的技术文件。

c   签字的商业发票，共 3 份原件及 2 份副件。

d.   1 份签字的带副本的即期汇票原件。

e.   签字的装箱单。共 3 份原件和 3 份副件。

3.2.3 Twenty percent (20%) of the Software Fee, viz: Euro 2,260,000 (two million two hundred and sixty thousand), shall be paid by Buyer to Seller through the Letter of Credit upon delivery by Seller of Phase 2 of the Technical Documentation (as per Appendix 6.6.1) in accordance with Appendix 6 to the Contract and within twenty (20) days after Buyer has received the following documents from Buyer's Bank submitted by Seller and which are in order:

a.   Two full sets of separate Air Courier Consignment Receipts for Phase 2 of the Technical Documentation (as shown in Appendix 6.6.1).

b. One (1) copy of the fax issued by Buyer (on Buyer's address headed paper) to Seller within ten (10) days after the date of arrival in China acknowledging the receipt of Phase 2 of the Technical Documentation. If such acknowledgement receipt is not issued by fax within said ten (10) days then a copy of written confirmation from the Air Courier that the documents have been delivered shall be substituted unless Buyer has issued a notice under Article 4.13. If Buyer has issued said notice and Seller has replaced the Technical Documentation, this paragraph (b) shall apply to the replaced Technical Documentation.

c. Three (3) originals and two (2) copies of a single signed commercial invoice covering Phase 2.

d. One (1) signed original of a single sight draft in duplicate covering Phase 2.

e. Three (3) originals and three (3) copies of separate signed packing list for Phase 2.

(3) 20%的软件费，即：欧元 2,260,000，在卖方根据合同附件 6 提交第 2 阶段技术文件（基础工艺设计，参见附件 6.6.1）后，并且在买方从银行收到卖方提交的如下完整资料后的 20 天内，由买方通过信用证支付给卖方：

a. 两套基础工艺设计（第 2 和第 3 阶段，参见附件 6.6.1）的单独空运快递收据。

b. 买方在技术文件到达中国后的 10 天内，向卖方出具的确认收到完整的第 2 阶段技术文件的传真 1 份。如果这种确认传真在 10 天内未出具，则由航空快递出具的各 1 份交货书面确认书可以替代如上的传真确认，除非买方根据条款 4.13 向卖方提交了索赔通知。如果买方提交了该通知，并且卖方又重新提交了技术文件，该段应适用于重新提交的技术文件。

c. 签字的商业发票包含第 2 阶段文件，共 3 份原件及 2 份副件。

d. 1 份签字的带副本的即期汇票原件。

e. 第 2 阶段文件签字的装箱单。各 3 份原件和 3 份副件。

3.2.4 Twenty percent (20%) of the Software Fee, viz: Euro 2,260,000 (two million two hundred and sixty thousand), shall be paid by Buyer to Seller through the Letter of Credit upon delivery of Phase 3 of the Technical Documentation (as per Appendix 6.6.1) in accordance with Appendix 6 to the contract and within twenty (20) days after Buyer has received the following documents from Buyer's Bank submitted by Seller and which are in order:

a. Two full sets of the Air Courier Consignment Receipts for the Phase 3 of the Technical Documentation (as shown in Appendix 6.6.1).

b. One (1) copy of the fax issued by Buyer (on Buyer's address headed paper) to Seller within ten (10) days after the date of arrival in China acknowledging the receipt of Phase 3 of the Technical Documentation. If such acknowledgement receipt is not issued by fax within said ten (10) days, then a copy of written confirmation from the Air Courier that the documents have been delivered shall be substituted unless Buyer has issued a notice under Article 4.13. If Buyer has issued said notice and Seller has replaced the Technical Documentation, this paragraph (b) shall apply to the replaced Technical Documentation.

c. Three (3) originals and two (2) copies of signed commercial invoice covering Phase 3.

d. One (1) signed original of sight draft in duplicate covering Phase 3.

e. Three (3) originals and three (3) copies of signed packing list for Phase 3.

16

[illegible]
艺设计，参见附件 6.6.1）后，并且在买方从[illegible]
内，由买方支付给卖方：

a. 两套基础工艺设计（第 3 阶段，参见附件 6.6.1）的空运快递收据。

b. 买方在技术文件到达中国后的 10 天内，向卖方出具的确认收到完整的第 4 阶段技术文件的传真 1 份。如果这种确认传真在 10 天内未出具，则由航空快递出具的 1 份交货书面确认书可以替代如上的传真确认，除非买方根据条款 4.13 向卖方提交了索赔通知。如果买方提交了该通知，并且卖方又重新提交了技术文件，该段应适用于重新提交的技术文件。

c. 签字的商业发票，共 3 份原件及 2 份副件。

d. 1 份签字的带副本的即期汇票原件。

e. 签字的装箱单，共 3 份原件和 3 份副件。

3.2.5 Fifteen percent (15%) of the Software Fee, viz: Euro 1,695,000 (one million six hundred and ninety five thousand), shall be paid by Buyer to Seller through the Letter of Credit upon delivery of Phase 4 of the Technical Documentation (as per Appendix 6.6.1) in accordance with Appendix 6 to the Contract and within twenty (20) days after Buyer has received the following documents from Buyer's Bank submitted by Seller and which are in order:

a. Two full sets of separate Air Courier Consignment Receipt for Phase 4 of the Technical Documentation (as shown in Appendix 6.6.1).

b. One (1) copy of the fax issued by Buyer (on Buyer's address headed paper) to Seller within ten (10) days after the date of arrival in China acknowledging the receipt of Phase 4 of the Technical Documentation. If such acknowledgement receipt is not issued by fax within said ten (10) days, then a copy of written confirmation from the Air Courier that the documents have been delivered shall be substituted unless Buyer has issued a notice under Article 4.13. If Buyer has issued said notice and Seller has replaced the Technical Documentation, this paragraph (b) shall apply to the replaced Technical Documentation.

c. Three (3) originals and two (2) copies of a single signed commercial invoice covering Phase 4.

d. One (1) single signed original of sight draft in duplicate covering Phase 4.

e. Three (3) originals and three (3) copies of separate signed packing list for Phase 4.

15%的软件费，即：欧元 1,695,000，在卖方根据合同附件 6 提交第 4 阶段技术文件（操作分析手册，参见附件 6.6.1）后，并且在买方从银行收到卖方提交的如下完整资料后的天内，由买方通过信用证支付给卖方：

a. 第 4 阶段，（参见附件 6.6.1）的空运快递收据各一套。

b. 买方在技术文件到达中国后的 10 天内，向卖方出具的确认收到完整的第 4 阶段技术文件的传真 1 份。如果这种确认传真在 10 天内未出具，则由航空快递出具的各 1 交货书面确认书可以替代如上的传真确认，除非买方根据条款 4.13 向卖方提交了索赔通知。如果买方提交了该通知，并且卖方又重新提交了技术文件，该段应适用于重新提交的技术文件。

c. 签字的商业发票，共 3 份原件及 2 份副件。

签字的装箱单，共3份原件和3份副件。

**3.2.6** Five percent (5%) of the Software Fee, viz: Euro 565,000 (five hundred and sixty five thousand), shall be paid by Buyer to Seller through the Letter of Credit after Acceptance of the Contract Plant and within twenty (20) days after Buyer has received the following documents from Buyer's Bank submitted by Seller and which are in order:

a. One (1) copy of the Certificate of Acceptance of the Contract Plant signed by the general representative of both parties as per Chapter 8 or Article 9.5 of the Contract (not required if Article 8.11 applies).

b. Three (3) originals and two (2) copies of signed commercial invoice.

c. One (1) signed original of sight draft in duplicate.

(6) 5%的软件费，即：欧元565,000，在合同装置被接收后，并且在买方从银行收到卖方提交的如下完整资料后的20天内，由买方通过信用证支付给卖方：

a. 由双方总代表根据合同第 8 款或 9.5 款签署的 1 份合同装置验收证书。(当条款 8.11 适用时，不再需要该验收证书)。

b. 签字的商业发票，共3份原件及2份副件。

c. 1 份签字的带副本的即期汇票原件。

**3.2.7** One Hundred percent (100%) of the Fee for Technical Training, viz: Euro 128,760 (one hundred and twenty eight thousand seven hundred and sixty thousand), shall be paid by Buyer to Seller through the Letter of Credit upon completion of the Technical Training and within twenty (20) days after Buyer has received the following documents submitted by Seller and which are in order:

a. A certificate signed by the representatives of End User and Seller indicating that the Technical Training has been completed.

b. Three (3) originals and two (2) copies of signed commercial invoice.

c. One (1) signed original of sight draft in duplicate.

(7) 100%的技术培训费，即：欧元128,760，在技术培训全部完成后，并且在买方从银行收到卖方提交的如下完整资料后的20天内，由买方通过信用证支付给卖方：

a. 由双方总代表签署的 1 份完成技术培训的证书。

b. 签字的商业发票，共3份原件及2份副件。

c. 1 份签字的带副本的即期汇票原件。

**3.3** The Fee for Contract Equipment and Contract Catalyst as per Article 2.1.2 of the Contract Euro 4,750,000 (four million seven hundred and fifty thousand) shall be paid by Buyer to according to the following schedule, terms and proportions:

合同 2.1.2 款的合同设备和合同催化剂费用，即：欧元 4,750,000 ，应当根据如下的付款方式及比例由买方支付给卖方：

**3.3.1** Fifty percent (50%) of the Fee for Contract Equipment and Contract Catalyst, viz: Euro (two million three hundred and seventy five thousand) shall be paid by Buyer to

18

a. Export licence issued by the relevant authorities of Seller's country, authorising him to export the Licence of Technology and Know-how and Technical Documentation or a certificate issued by Seller stating that such export licence is not necessary.

b. Three (3) originals and two (2) copies of signed pro forma invoice issued by Seller covering the total value of the Contract.

c. Three (3) originals and two (2) copies of signed commercial invoice.

d. One (1) signed original of sight draft in duplicate.

 50% 的合同设备和合同催化剂费用，即欧元 2,375,000，在合同日期后，并且在买方接到卖方提供的如下完整资料的 20 天内，由买方支付给卖方：

a. 卖方国家的有关官方签发出口许可，允许其出口该技术许可及诀窍和技术文件或由该卖方签发的证书，表明不需要这类出口许可。

b. 卖方出具的、包括合同总金额的的已签字的形式发票。共 3 份原件及 2 份副 件

c. 签字的商业发票，共 3 份原件及 2 份副件。

d. 1 份签字的带副本的即期汇票原件。

3.3.2 Forty five percent (45%) of the Fee for Contract Equipment and Contract Catalyst, viz: Euro 2,137,500 (two million one hundred and thirty seven thousand five hundred) shall be paid by Buyer to Seller through the Letter of Credit pro rata to each shipment of Contract Equipment and Contract Catalyst within twenty (20) days after Buyer has received the following documents from Buyer's Bank submitted by Seller to Seller's bank after the shipment and which are in order:

a. Full set (three (3) originals and three (3) non-negotiable copies) of clean on board ocean Bills of Lading made out to order and blank endorsed marked "Freight Prepaid" notifying Buyer.

b. Manually signed commercial Invoice in three (3) originals and three (3) copies indicating shipping mark, the Letter of Credit No. and Contract No.

c. Packing List in three (3) original and three (3) copies.

d. Certificate of Quality and Quantity Certificate in two (2) originals and two (2) copies issued by manufacturers or Seller for the Contract Equipment and by Seller for the Contract Catalyst and manually signed (in accordance with Article 7.2).

e. Detailed workshop inspection certificate for the Contract Equipment in one (1) original and four (4) copies issued by the manufacturer (not applicable to Contract Catalyst).

f. Insurance Policy or Certificate in one (1) original and two (2) copies covering one hundred and ten percent (110%) of the invoice value against All Risks and War Risk as required in Article 4.5 with Buyer as the beneficiary

g. The copy of e-mail or fax to Buyer in accordance with Article 4.9 advising particulars of shipment immediately after shipment is made.

h. Certificate of country of origin in one (1) original and four (4) copies.

original and three (3) copies that the IPPC mark has been painted on the wooden packing or that there is no wooden packing.

j. One (1) signed original of sight draft in duplicate.

45% 的合同设备和合同催化剂费，即：欧元 2,137,500，在买方从银行收到卖方在发货后向银行提供的如下完整资料后 20 天内，由买方按合同设备和合同催化剂的每批发货情况按比例用信用证支付给卖方。

a. 整套（3 份正本和 3 份不可更改的副本）清洁海运提单，空白背书、通知买方并注明"运费已付"。

b. 签字的注明唛头，保函（或信用证）号、合同号的商业发票，共 3 份正本和 3 份副本。

c. 装箱单 3 份正本和 3 份副本

d. 生产厂商签发的双方签字的质量证书和数量证书，共 2 份正本和 2 份副本

e. 生产厂商签发的详细的工厂检测证书，共 1 份正本和 4 份副本。

f. 1 份正本和 2 份副本保险单，该保险单应按合同条款 4．5 的要求以买方为受益人，按所发票价值的 110%投保一切险和战争险。

g. 按 4.9 款在发货后通知买方发货情况的传真件或电子邮件的副本。

h. 1 份正本和 5 份副本原产地证书

i. 根据中国的规定，卖方出具的在木质包装上喷涂 IPPC 标志或非木质包装的证明，共 1 份正本和 3 份副本.

j. 1 份签字的带副本的即期汇票。

3.3.3 Five percent (5%) of the Fee for Contract Equipment and Contract Catalyst, viz: Euro 237,500 (two hundred and thirty seven thousand five hundred) shall be paid by Buyer to Seller through the Letter of Credit after Acceptance of the Contract Plant and within twenty (20) days after Buyer has received the following documents from Buyer's Bank submitted by Seller and which are in order:

a. One (1) copy of the Certificate of Acceptance of the Contract Plant signed by the general representative of both parties, as per Chapter 8 or Article 9.5 of the Contract (not required if Article 8.11 applies).

b. Three (3) originals and two (2) copies of signed commercial invoice.

c. One (1) signed original of sight draft in duplicate.

d. One (1) original and one (1) copy of an Irrevocable Letter of Guarantee Issued by Seller's bank as the form shown in Appendix 14 for five percent (5%) of the Fee for Contract Equipment and Contract Catalyst.

5% 的合同设备和合同催化剂费，即欧元 237,500，在合同装置验收后，在买方从买方的银行收到卖方提供的如下完整资料后的 20 天内，由买方用信用证支付给卖方：

a. 1 份由双方总代表按合同条款 8 或 9.5 款签署的合同装置验收证书。（当条款 8.11

[illegible]

b. 3份正本和2份副本签字的商业发票。

c. 1份签字的带副本的即期汇票原件。

d. 1份正本和1份副本由卖方银行出具的不可撤消保函，金额为合同设备和合同催化剂费的5%，格式参照附件14。

3.4 The Technical Services fee stated in Article 2.1.4 covers the first seven hundred and fourteen (714) mandays of Technical Services. Should Seller provide less than the seven hundred and fourteen (714) mandays of Technical Services, then Buyer shall only pay to Seller the diem rate stated in Article 2.2 (reduced by any tax deducted from the fee for Technical Services pursuant to Chapter 12) for the number of days actually spent on providing the Technical Services. Should Seller provide more than the seven hundred and fourteen (714) mandays of the Technical Services, then Buyer shall pay Seller the diem rate stated in Article 2.2 for the number of days more than the seven hundred and fourteen (714) mandays.

Seller shall issue monthly invoices for all mandays of Technical Services provided by Seller under this Contract (including those provided under Article 6.7 and any costs and expenses incurred under the provisions of Appendix 9). Buyer shall pay by telegraphic transfer the sum invoiced for Technical Services and costs and expenses within twenty (20) days of the date the invoice is issued. In case Buyer has any different opinion of the amount payable then Buyer shall still pay the undisputed amount within the twenty (20) days and the outstanding sum as soon as the Parties agree the amount.

合同条款 2.1.4 所述的技术服务费己包含最初的 714 天的技术服务的费用。若卖方提供的技术服务的天数不足 714 天，对不足的天数，卖方按合同条款 2.2 规定的人工日费用将相应地技术服务费返回给买方(需减去按合同第 1 2 章而被扣除的税款)。如果卖方提供的技术服务的天数超过 714 天，对超过的天数，买方将按合同条款 2.2 规定的人工日费用将相应地技术服务费支付给卖方。

卖方将每月签署技术服务的发票（包括在合同条款 6.7 项下和技术附件 9 所规定的任何费用）。买方将通过电汇的形式在发票签署日 20 天内支付发票票面的金额。如果买方对支付的金额存在异议，则应对无异议的金额部分在 20 天内支付，对有异议的部分在双方协商后也应尽快支付。

3.5 If Seller shall be obliged to pay any Liquidated Damages to Buyer according to the stipulations of Chapter 9 of the Contract, Seller shall make the payment within twenty (20) days after Seller has received Buyer's written notice together with supporting documents and which are in order. Subject thereto Buyer shall have the right to deduct the Liquidated Damages from the invoice for any subsequent payments.

如果卖方需要根据合同第 9 章的条款向买方支付违约罚金，卖方应当在收到买方书面通知和完整的证明材料后的 20 天内，支付给买方。在此情况下，买方有权在随后的付款中扣除违约罚金。

3.6 All the banking charges for the execution of this Contract incurred in the People's Republic of China shall be borne by Buyer, while those incurred outside of the People's Republic of China shall be borne by Seller. Buyer shall effect payment under this Contract through Buyer's Bank in the People's Republic of China.

In case Buyer finds any payment documents do not conform to the relevant stipulations of this Contract, Buyer shall notify Seller and point out the erroneous items within twenty (20) days after the receipt of the payment documents by Buyer.

在中国执行合同发生的所有银行费用应当由买方承担，在中国以外发生的费用由卖方承担。

如果买方发现付款文件与合同的有关条款不符，买方应[illegible]
知卖方，并指出错误部分。

3.7 Within one (1) month after the Effective Date of the Contract, Buyer shall open valid irrevocable Letters of Credit covering the total Contract price in Articles 2.1.1, 2.1.2, 2.1.3, 2.1.4 and 2.1.5 less the advance payments in Articles 3.2.1 and 3.3.1. The Letters of Credit shall be issued by the Buyer's Bank in favour of Seller, and available at the Seller's Bank, in one (1) original in the form specified in Appendix 12 (for Software and Technical Training) and in one (1) original in the form specified in Appendix 13 (for Hardware viz: Contract Equipment and Contract Catalyst).

The Letters of Credit shall be valid provided the Beijing Head Office of Buyer's Bank confirms to Seller's Bank, upon Seller's Banks request to Buyer's Bank Beijing Head Office, that the Letters of Credit are valid and shall have a minimum validity period of forty six (46) months from the Effective Date of the Contract which period shall be extended as may be necessary to include a period of six (6) months after the Commissioning Date.

在合同生效后的 1 个月内，买方应向卖方开出有效的不可撤销的信用证（金额为 2.1.1, 2.1.2, 2.1.3, 2.1.4 和 2.1.5 款的合同总价减去合同条款 3.2.1 和 3.3.1 的预付款）。1 份正本，格式见附件 12（软件和技术培训）和附件 13（硬件，即合同设备和合同催化剂）。

不可撤销的信用证应由卖方的银行向买方银行的北京总行确认有效（如果信用证由总行开立，则不需要确认），有效期为合同生效后的 46 个月。但是，如果试车的时间延长 6 个月，该信用证的有限期也应延长 6 个月。

3.8 Seller shall be entitled to extend the delivery schedule as referred to in Chapter 4 and Appendix 6 to the same extent as any delay in any payments in Article 3.2 or 3.3 or submission of the valid Letters of Credit in Article 3.7, as may occur without incurring any penalties according to Chapter 9.

如果 3.2 和 3.3 款中有付款延期的情况，或是 3.7 款中的有效信用证有延期出具的情况，则卖方有权相应地延长第 4 章和第 6 章中所指的交货期，而这不应招致第 9 章的任何罚款。

3.9 Seller shall issue to Buyer invoices for, and Buyer shall pay by telegraphic transfer, any sum due to Seller under the Contract and not mentioned in this Chapter 3 within twenty (20) days of the date the invoice is issued. In case Buyer has any different opinion of the amount payable, then Buyer shall still pay the undisputed amount within the twenty (20) days and the outstanding sum as soon as the Parties agree the amount.

对于该第三章没提到的担在该合同下应向卖方支付的付款，卖方应向买方开出发票，买方应在发票开出日后 20 天内 T/T 如果买方对支付的金额存在异议，则应对无异议的金额部分在 20 天内支付，对有异议的部分在双方协商一致后也应尽快支付。

编号
NO. ~~3700-79348~~

日期
DATE: ~~2009-05-04~~

# 技术进口合同登记证书

## REGISTRATION CERTIFICATE OF TECHNOLOGY IMPORT CONTRACT

| | | | |
|---|---|---|---|
| 合同名称 | 5万吨／年1,4—丁二醇及顺酐联产工艺技术 | | |
| TITLE OF CONTRACT | | | |
| 合同号<br>CONTRACT NUMBER | 09GBSDY26JIAZHOU1 | | |
| 合同签字日期<br>SIGNING DATE | 2009-02-11 | 合同有效期<br>VALIDITY | 3年 |
| 受方公司名称 | 淄博嘉周化工有限公司 | | |
| NAME OF IMPORTER | ZIBO JIAZHOU CHEMICAL INDUSTRY CO., LTD. | | |
| 供方公司名称 | 英国戴维技术工艺公司 | | |
| NAME OF EXPORTER | DAVY PROCESE TECHNOLOGY LIMITED | | |
| 技术使用方名称 | 淄博嘉周化工有限公司 | | |
| NAME OF USER | ZIBO JIAZHOU CHEMICAL INDUSTRY CO., LTD. | | |

本合同业经中国政府登记
THIS CONTRACT IS HEREBY REGISTERED BY THE CHINESE GOVERNMENT.

商务部授权
山东
盖章

# 技术进口合同数据表

| 合同号 | | 09GBSDY26JIAZHOU1 | | | |
|---|---|---|---|---|---|
| 合同名称 | 中文 | 5万吨/年1,4-丁二醇及顺酐联产工艺技术 | | | |
| | 英文 | | | | |
| 受方公司 | 代码 | 3700726702124 | | | |
| | 中文 | 淄博嘉周化工有限公司 | | | |
| | 英文 | ZIBO JIAZHOU CHEMICAL INDUSTRY CO.,LTD. | | | |
| | 省市 | 山东省 | | | |
| 供方公司 | 国别 | 英国 | | | |
| | 中文 | 英国戴维技术工艺公司 | | | |
| | 英文 | DAVY PROCESE TECHNOLOGY LIMITED | | | |
| 技术使用方 | 中文 | 淄博嘉周化工有限公司 | | | |
| | 英文 | ZIBO JIAZHOU CHEMICAL INDUSTRY CO.,LTD. | | | |
| 签字日期 | | 2009-02-11 | 合同有效期 | | 3年 |
| 登记日期 | | 2009-05-04 | 登记号/许可证号 | | 3700-79348 |
| 其他支付方式 | 分12次支付 | | | | |
| 合同总价 | | 1665(万欧元) | 技术费 | | 1190(万欧元) |
| | | | 设备费 | | 475(万欧元) |

申请单位公章

外经贸主管部门公章

售付汇记录:

| 日期 | 现汇/购汇 | 币种 | 技术费 | 设备费 | 银行签章 |
|---|---|---|---|---|---|
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